Exhibit 21.1

SUBSIDIARIES OF QUOTIENT TECHNOLOGY INC.

Name of Subsidiary	State Or Other Jurisdiction of Incorporation or Organization
Crisp Media Private Limited	Singapore
Quotient Technology Limited	United Kingdom
Quotient Technology India Private Limited	India
Shopmium S.A.	France
Coupons, Inc.	California
Crisp Media, Inc.	Delaware
Yub LLC	Delaware